Northern Dynasty Comments at Public Hearings on the EPA’s
Draft Bristol Bay Watershed Assessment Report

May 31, 2012, Vancouver, BC -- Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE Amex: NAK) made a presentation today at the public hearings in Seattle, Washington regarding the draft Bristol Bay Watershed Assessment report released by the U.S. Environmental Protection Agency (EPA) on May 18, 2012.

The complete text of the presentation by Sean Magee, Northern Dynasty’s Vice President, Public Affairs, is provided below:

Good afternoon.

My name is Sean Magee, and I’m here today on behalf of Northern Dynasty Minerals – a 50% owner of the Pebble Project.

I am also here to represent our shareholders, some three-quarters of whom are residents of the United States.

I’d like to begin by saying that when we first learned the EPA had initiated the Bristol Bay Watershed Assessment, we welcomed it.

We welcomed it because, in launching the assessment, the EPA had rejected the idea of pre-emptively vetoing the Pebble Project because there existed insufficient information to do so. We agreed with that conclusion then and we agree with it today.

However, we also felt the Watershed Assessment presented a unique opportunity to inject some science into what has become an extremely volatile, politicized and emotional debate.

We felt that if the EPA could apply its experience and good objective science, then the Watershed Assessment would surely present a more realistic view of the potential effects of mine development in southwest Alaska. We believed it would more realistically frame the issues of risk and reward, and correct the popular myth that a modern mine occupying less than one-twentieth of 1% of the land base, within a 400 square mile area that produces just one half of 1% of Bristol Bay sockeye salmon, could somehow wipe out an entire fishery.

That would have been a positive contribution to the public discussion around Pebble. It would have eliminated the extremes of rhetoric that have characterized this debate for years, and helped prepare stakeholders for the federal and state permitting process to come.

Unfortunately, that did not happen.

The draft Bristol Bay Watershed Assessment report is a fundamentally flawed document that reflects more on the state of politics and advocacy surrounding Pebble than on science. And that is a terrible shame.

We are hopeful that the final report will present a more objective and informed view. If not, the EPA will only have succeeded in fanning the flames of controversy surrounding Pebble, exacerbating a dynamic that has pitted individual families, communities and industries against one another.

Why do we believe the Bristol Bay Watershed Assessment is flawed? Principally because it is premature.

By the EPA’s own admission, it has evaluated the effects of a ‘hypothetical project’ – a project that has not been defined and for which key environmental mitigation strategies are not known.

You don’t have to be a scientist to understand that you cannot assess the effects of what you don’t know. That is why every natural resource project in this country is assessed by federal and state regulators after a proponent has finalized its studies and applied for a permit. The Pebble Project should be treated no differently.

The Bristol Bay Watershed Assessment is flawed because it was rushed. The Pebble Partnership has invested some $150 million over eight years to study the ecological and social environment surrounding Pebble.

Not only has the EPA spent a small fraction of the time and effort to study a much larger area - 20,000 square miles.

They also failed to fully consider the data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document. The EPA has said that information, provided to them last December, came too late to bear their full consideration.

We believe it is wrong, and flies in the face of objective scientific enquiry to reject what is indisputably the best data set available on this region because of political expediency.

Northern Dynasty also has serious concerns about the extent to which this report is based on the findings of two previous reports prepared by environmental activists. We are still conducting our review, and fully intend to provide our critique to the EPA, to the independent peer review panel once it is formed, as well as to public and media audiences.

But the clear evidence is that the EPA has relied substantially upon advocacy materials prepared by environmental groups to inform its science.

The combination of assessing a ‘hypothetical’ mine plan, leaning heavily on environmental activists for scientific information, and refusing to fully consider the scientific work completed by Pebble as part of its Environmental Baseline Document, has contributed in no small part to the deep flaws inherent in this document.

Ultimately, no one can make meaningful judgments about Pebble and the effects it may have on fish and water in southwest Alaska before the project is designed, proposed and evaluated under the National Environmental Policy Act or NEPA.

The Environmental Impact Statement prepared for Pebble under NEPA will be fully informed by Pebble’s proposed development plan, its mitigation strategies for protecting fish and water, and the advanced environmental studies it has undertaken.

The EIS will be prepared and vetted by third-part y experts and reviewed by federal and state regulatory agencies and the general public. It is indisputably the most comprehensive, objective and appropriate vehicle for measuring Pebble’s true effects.

We certainly hope and expect that the EPA will be fully engaged in reviewing the Pebble EIS during the NEPA permitting process in the years ahead.

There are other troubling inclusions in the draft Watershed Assessment report – instances where it appears that data and corresponding maps and figures have been distorted. We are not prepared to speak to those instances today, as we are still evaluating them with our consultants and legal experts.

However, it appears this report may violate the Data Quality Act and other guidelines provided by the federal Office of Management and Budget to ensure that government agencies “maximize the quality, objectivity, utility and integrity” of the information they create, collect and disseminate.

As it stands today, we believe this report is a seriously flawed document that sheds far more heat than light on the potential effects and opportunities associated with modern mine development in southwest Alaska.

We strongly encourage the EPA to slow down this process…to provide for longer and more meaningful public review …and to commit to using the best science available to assess the risks and opportunities associated with Pebble, rather than rushing ahead with a study that is premature and fails to meet government’s own standards for “good science’ in the public interest.

Northern Dynasty will participate fully in the upcoming public and peer review processes in an effort to contribute to a final Watershed Assessment report that is fair, objective and science-based.

Ultimately though, we have every confidence that the Pebble Project will be assessed by federal and state agencies –including the EPA – under NEPA. That is as it should be, and we look forward to the opportunity for the Pebble Partnership to present its proposed development plan, its mitigation strategies and science within a process that is both rigorous and demanding, but also fair and objective.

Thank you for your attention today.

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated through two public land use planning exercises for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty

Northern Dynasty Minerals Ltd. is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in 650 square miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Copper-Gold-Molybdenum Project. The Pebble Project is an advanced-stage initiative to develop one of the most important mineral resources in the world.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socioeconomic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.